Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Pantera Global Technology, Inc.
10411 Corporate Dr, #208
Pleasant Prairie, WI 53158
www.panteratools.com

Up to $1,069,977.58 in Common Stock at $11.06
Minimum Target Amount: $9,998.24

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: Pantera Global Technology, Inc.
Address: 10411 Corporate Dr, #208, Pleasant Prairie, WI 53158
State of Incorporation: DE
Date Incorporated: December 31, 2013

Terms:

Equity

Offering Minimum: $9,998.24 | 904 shares of Common Stock
Offering Maximum: $1,069,977.58 | 96,743 shares of Common Stock
Type of Security Offered: Common Stock
Purchase Price of Security Offered: $11.06
Minimum Investment Amount (per investor): $188.02

**Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.*

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Time-Based:

Friends and Family Early Birds

Invest within the first 7 days and receive an additional 20% bonus shares.

Super Early Bird Bonus

Invest within the first 15 days and receive an additional 15% bonus shares.

Early Bird Bonus

Invest within the first 30 days and receive an additional 10% bonus shares.

Amount Based:

$1,500+ | VIP + 5% Bonus Shares

Invest $1,500 + and receive 5% Bonus Shares.

$4,500 + | VIP + 10 % Bonus Shares

Invest $4,500+ and receive 10 % Bonus Shares.

$15,000+ | VIP Gold

Invest $15,000+ and receive 15% Bonus Shares.

$30,000+ | VIP Platinum

Invest $30,000+ and receive 20% Bonus Shares + Private zoom call with Chief Executive and/or Chief Operating Officer.

**All perks occur when the offering is completed.*

The 10% StartEngine Owners' Bonus

Pantera Tools will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $10.03 /share, you will receive 10 additional shares of Common Stock, meaning you'll own 110 shares for $1,003. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors' eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

The Company and its Business

Company Overview

Pantera Global Technology, Inc. (Panteratools.com) is a Delaware C corporation. We are an internet based company servicing the Construction Industry. We provide Web and Mobile based Document, Contact, Bid Management, Project Managment and Risk management software for Owners, General Contractors and Sub Contractors. The product includes Mobile Apps for field communications as well as Project Leads for Subs. The product is a complete end to end, time and money saving technology for the Construction Industry. We are ready to compete against companies that are valued in the billions of dollars and will offer a similar product at 90% less than they charge. This disruptive technology offering will be rolled out with a professional sales and marketing effort funded by this Crowd funded financing.

"The Company, Pantera Global Technology, Inc, generates revenue by providing customized technology solutions throughout the entire construction process to General Contractors, Subcontractors, Retailers and Project Owners. We provide premium, all-in-one construction software for managing their projects, documents, and communications. In addition to our software packages, Pantera can provide hard copy plans shipped directly to Contractors and Subcontractors as well as Subcontractor business document verification and assurance. Our Invitation to Bid is a premier product in the industry. The Project Management product we will launch will be revolutionary. While our client base is mainly located in the United States, we also have clients in Canada, Mexico and Puerto Rico.

The Company's cost of sales/goods includes software, server and programming support, direct operation and programming labor, printing and shipping costs, and document verification software.

The main division of the Company is headquartered in Wisconsin. The Pantera division oversees the software subscription services to General Contractors, and the related printing and construction document services. During the 2016 to 2021 timeframe there were 3 divisions, all operating under the Pantera Global Technology, Inc. EIN and a single tax return.

The company was founded in 2009 as Pantera, LLC, an AZ Limited Liability Company. In December 2013 Pantera Global Technology, Inc. was formed as a Delaware C-corp. The company accounts and financial activity were transitioned from Pantera, LLC to Pantera Global Technology, Inc. in 2014.

In 2015, Pantera acquired an existing company located in Memphis, TN. This dba, Plan Express, focuses on construction plan downloads and hard copy plan distribution both in house and through print partner vendors for General Contractors and Subcontractors. Specific revenues and cost of goods related to this division and considered internal to the Company's financials are "In House Print Income" vs "Print Partner InHouse"; these amounts are excluded from our revenues and costs reported on our tax return. These numbers represent the printing revenues under the Pantera umbrella that are produced by Plan Express in-house equipment as opposed to sending those projects out to a print partner vendor.

In 2016, Pantera acquired an existing company located in the Dallas, Texas area. This dba, ProQual Verified, specialized in Subcontractor business document verification and assurance. Specific revenues and cost of sales related to this division and considered internal to the Company's financials are: "Division Revenue Share" vs "Executive

Overhead Costs"; and "Subcontractor Sub Revenue" vs "Programming/Web Costs". The first was a shared Executive Overhead cost based on 10% of ProQual's Vendor Assurance revenues. The second is a proration of Programming costs to support ProQual clients. These amounts are excluded from our revenues and costs reported on our tax return. At the end of 2021, Pantera dissolved the dba ProQual Verified, closed the operation in Texas and absorbed the remaining clients into the main Pantera operations. These line items are not carried forward into the 2022 internal financials.

Competitors and Industry

The global construction and design software market size is expected to reach USD 18.18 billion by 2028, expanding at a CAGR of 7.7% from 2021 to 2028, according to a new study by Grand View Research, Inc.

https://www.prnewswire.com/news-releases/construction-and-design-software-market-size-worth-18-18-billion-by-2028-grand-view-research-inc-301404329.html#:~:text=20%2C%202021%20%2FPRNewswire%2F%20%2D%2D,by%20Grand%20View%20Research%2C%20In

Our Competition:

Bid Management Competitors - I Sq FT, SmartBid, Building Connected

Field communication Competitors - PlanGrid, Raken, Fieldwire

Project Managment Competitor - ProCore, Autodesk, eSub

Risk Management - Tradetapp

Only ProCore and Autodesk compete with us on an end to end basis.

With the addition of our Job Costing module, we plan to compete against ProCore and AutoDesk, both of which are public companies. ProCore has 515 million in Sales in 2021 and the company is valued at 7.8 billion. Autodesk's 2021 Total revenue was $3.79 billion, and the company is valued at 47.29 billion

https://investors.procore.com/news/news-details/2022/Procore-Announces-Fourth-Quarter-and-Full-Year-2021-Financial-Results/default.aspx

https://investors.autodesk.com/news-releases/news-release-details/autodesk-completes-plangrid-acquisition

Current Stage and Roadmap

We believe we have the number one Bid Management software in the industry.

We believe our Field Communication tools are on par or better than our competitors.

As we complete the last couple of modules in our Project Management suite, we will be the most comprehensive end to end product in the construction industry.

We plan to launch our end to end product in the summer of 2022 and compete against ProCore at a 90% discount.

Currently we provide what we believe to be the premier Invitation to Bid product in the Construction Industry. We have been profitable for many years and plan to remain profitable.

We have been adding Project Management tools to our offering over the last 3 years and are now to the point where we compete against many of the known PM companies in the Industry.

When we complete our Job Costing Module in the summer of 2022 our product offering will be end to end and be on par with the largest providers in the construction tech space.

Using the proceeds from this crowdfunding, we will go to market with a sales and marketing strategy to rapidly grow the company.

As we have not raised 10's or hundreds of millions of dollars like our competition has we do not have to overprice our software. We will be able to be very disruptive in the space by providing similar Project Management software combined with superior Bid Management software at a huge discount.

The Team

Officers and Directors

Name: DeWayne Adamson

DeWayne Adamson's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** President, CEO & Co-Founder
  Dates of Service: December 31, 2013 - Present
  Responsibilities: overseeing all activities of the company from development, to sales and marketing, to HR and overseeing accounting. I deal with fund raising, legal issues, finance and banking. I receive a salary of 250k per year plus a leased car.

- **Position:** Director
  Dates of Service: December 31, 2013 - Present
  Responsibilities: Oversee the management of the company

Name: Bart Adamson

Bart Adamson's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Co Founder / COO
  Dates of Service: October 31, 2009 - Present
  Responsibilities: Oversee production, technology development, employee management and Product.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Common Stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
Any Common Stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your

investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the software or construction industries. However, that may never happen or it may happen at a price that results in you losing money on this investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

Some of our products are still in prototype phase and might never be operational products
It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders.

Developing new products and technologies entails significant risks and uncertainties
We are currently in the research and development stage and have only manufactured a prototype for our Job Costing module. Delays or cost overruns in the development of our Job Costing Module and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

Minority Holder; Securities with Voting Rights
The security type that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

Minority Holder; Securities with No Voting Rights
The Common Stock that an investor is buying has no voting rights attached to them. This means that you will have no rights in dictating on how the Company will be run. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on

short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected
Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition
We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business
To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

The Company is vulnerable to hackers and cyber-attacks
As an internet-based business, we may be vulnerable to hackers who may access the data of our investors and the issuer companies that utilize our platform. Further, any significant disruption in service on Panteratools.com or in its computer systems could reduce the attractiveness of the platform and result in a loss of investors and companies interested in using our platform. Further, we rely on a third-party technology provider to provide some of our back-up technology. Any disruptions of services or cyber-attacks either on our technology provider or on Panteratools.com could harm our reputation and materially negatively impact our financial condition and business.

The amount raised in this offering may include investments from company insiders or immediate family members.
Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
DeWayne Adamson	2,500,000	Common Stock	78.0%

The Company's Securities

The Company has authorized Preferred Stock, Common Stock, and Series A Preferred Stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 96,743 of Common Stock.

Preferred Stock

The amount of security authorized is 9,500,000 with a total of 0 outstanding.

Voting Rights

One vote per share

Material Rights

There are no material rights associated with Preferred Stock.

Common Stock

The amount of security authorized is 10,000,000 with a total of 3,488,079 outstanding.

Voting Rights

1 vote per share. Please see voting rights of securities sold in this offering below

Material Rights

The total amount outstanding includes 100,000 shares to be issued pursant to stock options issued.

The total amount outstanding includes 285,000 shares to be issued pursant to stock options, reserved but unissued.

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Series A Preferred Stock

The amount of security authorized is 500,000 with a total of 216,579 outstanding.

Voting Rights

1 Vote per share

Material Rights

Preferential Dividend Treatment - Holders of Series A Preferred Stock shall be entitled to receive dividends on shares of Series A Preferred Stock in preference and priority to any payment of cash dividend on Common Stock. (*See exhibit*

F for details)

Liquidation Preference - (*See exhibit F for details*)

Director Rights (pending potential removal)

Restriction on Corporate Action - The corporation may not engage in certain actions without the approval of a majority of holders of Series A Preferred Stock outstanding. (*See exhibit F for details*)

Conversion Rights - Right to convert at $1.73 per share (*See exhibit F for details*).

Anti-Dilution Protection - (*See exhibit F for details*)

What it means to be a minority holder

As a minority holder of Common Stock of this offering, you have granted your votes by proxy to the CEO of the Company. Even if you were to receive control of your voting rights, as a minority holder, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

The Company has not had any recent offering of securities in the last three years.

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

Year ended December 31, 2021 compared to year ended December 31, 2020

The following discussion is based on our final raw data numbers for 2021 fiscal year on an accrual basis. The depreciation and amortization have not been included yet.

Revenue

Pantera has almost returned to pre-pandemic gross revenues in 2021 at $3,085,632. This was an 8.5% increase over 2020 accrual revenues. Compared to 2019 accrued revenues it is only 1.2% less at $35,694 difference. The outside Print and Subscription revenues increased by nearly 9% and 11.5% respectively, while Vendor Assurance decreased by 16%. This was a large factor in downsizing the ProQual Verified division and incorporating it into the Pantera operations at the end of 2021. There was a noticeable 46% gain in plan downloads from 2020 to 2021. The overall gains in revenue were due to the return of the economy as well as marketing campaigns and the return of corporate events.

Cost of sales

Cost of goods/sales in 2021 also increased over 2020 by 7% (From $1,296,212 to $1,440,194). The increases were due to reinstating the pre-pandemic salaries for direct operating and programming labor and year end bonuses, a few new employees as well as Printing and Shipping costs related to increased Printing revenues and paper cost. Printing costs increased around 11%, a slightly larger increase than Print revenues. We greatly decreased the Credentials and Qualification costs associated with Vendor Assurance revenues by 22.5%.

Gross margins

The Gross Profits increased by nearly 10% from 2020 to 2021. The Gross Margins as a percentage of revenues were again consistent between 2020 and 2021 at 49.4% and 50.2% respectively. From 2017 to 2021, Pantera's Gross Margin has been in the 50-52% range; the highest within the last 5 years was 56% in 2016.

Expenses

The Expenses, excluding amortization and depreciation, also increased by 12.7% from 2020 to 2021 from $1,337,102 to $1,525,686. This was significantly affected by return to travel and corporate events, the reinstatement of pre-pandemic salaries, year end bonuses, a few new employees, and increased marketing expenses.

Other Income/Expenses and events

A few things of note, the $317K in PPP funds received in 2020 were forgiven in 2021. A few fully depreciated assets were removed from the Fixed Assets, these included outdated large format copier/printers and servers. At the same time, new Fixed Assets were acquired in the same categories.

Historical results and cash flows:

The Company is currently in the growth stage and revenue generating. We are of the opinion the historical cash flows will be indicative of the revenue and cash flows expected for the future because we are currently generating revenue and profits and will look to use the crowdfunding funds to increase sales. Past cash was primarily generated through sales. Our goal is to increase sales via our recently released project management offering.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

As of February 2022, the Company has capital resources available in the form of 2 lines of credit, 100k from Chase Bank and 100k from First Bank. Both have a zero balance. and $200,000 cash on hand.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

These funds from this raise will be mostly for additional Sales and Marketing efforts (including the hiring of employees to facilitate such efforts) and the company will not be affected by the lack of funds received.

We believe the funds of this campaign are not critical to our company operations. As of February 2022, the Company has capital resources available in the form of 2 lines of credit, 100k from Chase Bank and 100k from First Bank. Both have a zero balance. and $200,000 cash on hand.

One million dollars in Crowd funding will enable us to add 8 sales people as well as provide us marketing funds for trade shows.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

We believe the funds of this campaign are not critical to our company operations. We have other funds and capital resources available in addition to the funds from this Regulation Crowdfunding campaign. The Crowd funding raise will be used mostly for Sales and Marketing efforts (including the hiring of employees to facilitate those efforts).

Of the total funds that the company has, 84% of that will be made up of funds raised from the crowdfunding campaign if the maximum is raised.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

The on going operation of the company is not contingent on the funds being raised.

All funds will be used to finance the addition of the VP of Sales and the Sales team. At no time will the current ongoing operation be dependent on the raise.

We will only spend money on additional sales and marketing from the funding as it is raised so that the ongoing operation of the company is not into a negative cash flow situation.

Of the amount raised thru Crowdfunding we would anticipate burning 1 million per year should we exceed a 1 million dollar raise. If the money spent from Crowdfunding is not offset by increased sales, the spend will be eliminated as to not effect onging operation.

How long will you be able to operate the company if you raise your maximum funding goal?

The company operations are not requiring additonal capital for continuing operations. Raised capital will be spent on Sales and Marketing efforts to increase Sales. We anticipate using the crowd funding to finance up to one million per year in sales and marketing expense, which by year 2 will be offset by increased sales.

Should we raise the maximum amount of 1 million thru Crowdfunding, we will continue to burn money at a one million per year rate to stoke top end sales growth.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

The Company is seeking to raise 5 million through a private placement of its Series B Preferred Stock pursuant to Rule 506(c) under the Securities Act? Pantera intends to use the proceeds to increase its marketing efforts, invest in research and development into additional and expanded construction software and services, and hire additional staff as part of the roll out of the new Project Management software.

The Company believes that the funds from this offering will fund the Sales and Marketing efforts for the new Project Management product through 2022 when the increased costs and expenses will be offset by the increased revenues.

Indebtedness

- **Creditor:** SBA
  Amount Owed: $33,300.00
  Interest Rate: 1.5%
  Maturity Date: December 01, 2026

- **Creditor:** Beryl Zyskind
  Amount Owed: $145,833.00
  Interest Rate: 0.0%
  Maturity Date: May 15, 2025

- **Creditor:** Commercial Capital
  Amount Owed: $40,000.00
  Interest Rate: 8.0%
  Maturity Date: September 25, 2023

- **Creditor:** Cannon financial
  Amount Owed: $9,600.00
  Interest Rate: 0.0%
  Maturity Date: January 01, 2026

Related Party Transactions

- **Name of Entity:** Dakota Ranch
  Names of 20% owners: Dewayne Adamson
  Relationship to Company: Entity owned by DeWayne and Debra Adamson
  Nature / amount of interest in the transaction: Pantera pays Dakota Ranch $950 per month to rent a condominium near the company's Wisconsin office for DeWayne Adamson to stay at when he travels there for business.
  Material Terms: $950 per month to rent condominium.

Valuation

Pre-Money Valuation: $34,983,653.74

Valuation Details:

This valuation was completed internally without the use of any formal third-party independent evaluation

The pre-money valuation has been calculated on a fully diluted basis. There are no convertible securities outstanding. In making this calculation, we have assumed all preferred stock is converted to common stock;

In making this calculation we have not assumed that

(i) any outstanding options, or warrants are exercised; or

(ii) any shares reserved for issuance under a stock plan are issued.

We used a 7x current revenue of 2021's sales estimate of 3.2 million to calculate our valuation. Exits in our industry have been at 10x sales to 30x sales (*See examples below*). A few outliers we above 70x sales. We believe that a 7x multiple is justified given our stage of development in relation to the below mentioned companies who exited, who were more established and had higher sales.

Examples

PlanGrid sold to Autodesk in 2018 for 875 million dollars. Their sales had been approximately 17 million the previous 12 months.

BuildingConnected sold to Autodesk in 2018 for 275 million dollars. Their sales had been approximately 78 million dollars the previous 12 months.

eBuilder sold to Timble for 500 million in 2018. Their sales had been approximately 50 million dollars the previous 12 months.

FieldWire sold to Rigid for 125 mil on sales of 15 mil

Company Numbers

Below is our Revenue for 2021 along with Costs and Gross Margin. As much of our COGS is fixed, an increase in Revenue will have a dramitic effect on increasing our Gros Margin.

Revenue 2021 (based on reviewed P&L)

$3,085,632

COGS 2021(based on reviewed P&L85632)

$1,537,194

Gross Margins (based on reviewed P&L)

$1,548,438

GM % of revenues (based on reviewed P&L)

50.2%

If our Sales Revenue were to reach 10 million, we anticipate our Gross Margin would climb into the 80% range.

Again, This is our current state of the business. The crowdfunding raise is to be used to Market and Sell the new Project Management product. We believe we can grow revenue using the proceeds of the raise with our investment in sales and marketing personel.

Use of Proceeds

If we raise the Target Offering Amount of $9,998.24 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%
- *Marketing*
  20.0%
  This would be in the form of web based marketing, trade show expense and advertising.
- *Company Employment*
  75.0%
  Hiring a VP of sales and starting with 2 enterprise sales people
- *Research & Development*
  1.5%
  Miscellaneous expense for bandwidth and Servers.

If we raise the over allotment amount of $1,069,977.58, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%
- *Marketing*
  75.0%
  Web based marketing, Trade Shows and Advertising
- *Company Employment*
  20.0%
  We want to hire a Vice President of Sales who has taken a company similar to ours from our current size to one at least 5x larger in a short time span. We want to start with 10 outside sales people, and 10 inside sales people.
- *Working Capital*
  1.5%
  Miscellaneous bandwidth and servers

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at www.panteratools.com (N/A).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/pantera-tools

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Pantera Global Technology, Inc.

[See attached]

PANTERA GLOBAL TECHNOLOGY, INC.

FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2021 AND 2020
(Unaudited)

INDEX TO FINANCIAL STATEMENTS

(UNAUDITED)

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Directors
Pantera Global Technology, Inc.
Pleasant Prairie, Wisconsin

We have reviewed the accompanying financial statements of Pantera Global Technology, Inc. (the "Company,"), which comprise the balance sheet as of December 31, 2021 and December 31, 2020, and the related statement of operations, statement of shareholders' equity (deficit), and cash flows for the year ending December 31, 2021 and December 31, 2020, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

SetApart FS

March 25, 2022
Los Angeles, California

PANTERA GLOBAL TECHNOLOGY INC.
BALANCE SHEET
(UNAUDITED)

As of December 31,	2021	2020
(USD $ in Dollars)		
ASSETS		
Current Assets:		
Cash & Cash Equivalents	$ 298,582	$ 342,134
Acccounts Receivable, net	186,519	230,106
Prepaids and Other Current Assets	-	1,710
Total Current Assets	**485,101**	**573,950**
Property and Equipment, net	93,019	29,038
Equity Investment	50,000	-
Security Deposit	3,444	3,444
Deferred Tax Assets	7,034	-
Total assets	**$ 638,599**	**$ 606,432**
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities:		
Accounts Payable	$ 14,812	$ 10,647
Amount due to Related Parties	18,242	-
Credit Card	32,858	22,065
Current Portion of Loans and Notes	87,860	79,730
Line of Credit	-	-
Other Current Liabilities	63,985	54,961
Total Current Liabilities	**217,757**	**167,403**
Promissory Notes and Loans	159,992	477,322
Deferred Tax Liabilities	49,614	-
Total Liabilities	**427,363**	**644,725**
STOCKHOLDERS EQUITY		
Common Stock	289	289
Series A Preferred Stock	22	22
Additional Paid In Capital	613,786	613,545
Retained Earnings/(Accumulated Deficit)	(402,861)	(652,148)
Total Stockholders' Equity	**211,235**	**(38,293)**
Total Liabilities and Stockholders' Equity	**$ 638,599**	**$ 606,432**

See accompanying notes to financial statements.

PANTERA GLOBAL TECHNOLOGY INC.
STATEMENTS OF OPERATIONS
(UNAUDITED)

For Fiscal Year Ended December 31,		2021		2020
(USD $ in Dollars)				
Net Revenue	$	3,085,632	$	2,823,136
Cost of Goods Sold		1,537,194		1,428,170
Gross Profit		1,548,438		1,394,966
Operating Expenses				
General and Administrative		1,440,194		1,296,212
Sales and Marketing		85,492		40,890
Total Operating Expenses		1,525,686		1,337,102
Operating Income/(Loss)		22,752		57,865
Interest Expense		2,349		7,710
Other Loss/(Income)		(316,394)		(30,548)
Income/(Loss) before provision for income taxes		336,797		80,703
Provision/(Benefit) for income taxes		87,510		-
Net Income/(Net Loss)	**$**	**249,287**	**$**	**80,703**

See accompanying notes to financial statements.

PANTERA GLOBAL TECHNOLOGY INC.
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
(UNAUDITED)

	Common Stock		Series A Preferred Stock		Additional Paid In	Retained Earnings/ (Accumulated	Total Shareholders'
(in , $US)	Shares	Amount	Shares	Amount	Capital	Deficit)	Equity
Balance—December 31, 2019	**2,886,500**	**$ 289**	**216,579**	**$ 22**	**$ 613,353**	**$ (732,851)**	**$ (119,188)**
Share-Based Compensation					191		**191**
Net Income/(Loss)						80,703	**80,703**
Balance—December 31, 2020	2,886,500	289	216,579	22	613,545	$ (652,148)	**$ (38,293)**
Share-Based Compensation					241		**241**
Net Income/(Loss)						249,287	**249,287**
Balance—December 31, 2021	**2,886,500**	**$ 289**	**216,579**	**$ 22**	**$ 613,786**	**$ (402,861)**	**$ 211,235**

See accompanying notes to financial statements.

PANTERA GLOBAL TECHNOLOGY INC.
STATEMENTS OF CASH FLOWS
(UNAUDITED)

For Fiscal Year Ended December 31,		**2021**		**2020**
(USD $ in Dollars)				
CASH FLOW FROM OPERATING ACTIVITIES				
Net Income/(Loss)	$	249,287	$	80,703
Adjustments to reconcile net income to net cash provided/(used) by operating activities:				
Depreciation of Property		1,200		1,200
Share-based Compensation		241		191
Changes in operating assets and liabilities:				
Accounts Receivable, net		43,587		6,318
Prepaid Expenses		1,710		(110)
Accounts Payable		4,165		(9,419)
Amount due to Related Parties		18,242		-
Credit Cards		10,792		(41,579)
Other Current Liabilities		9,024		(5,581)
Security Deposit		-		476
Deferred Tax Assets/Liabilities		42,580		
Net cash provided/(used) by operating activities		**380,829**		**32,199**
CASH FLOW FROM INVESTING ACTIVITIES				
Purchase of Property and Equipment		(65,181)		-
Acquisition of Equity interest in a legal entity		(50,000)		-
Net cash provided/(used) in investing activities		**(115,181)**		**-**
CASH FLOW FROM FINANCING ACTIVITIES				
Line of Credit		-		(75,127)
Borrowing on Promissory Notes and Loans		(309,200)		287,557
Net cash provided/(used) by financing activities		**(309,200)**		**212,429**
Change in Cash		(43,552)		244,628
Cash—beginning of year		342,134		97,506
Cash—end of year	**$**	**298,582**	**$**	**342,134**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION				
Cash paid during the year for interest	$	2,349	$	7,710
Cash paid during the year for income taxes	$	-	$	-
OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES				
Purchase of property and equipment not yet paid for	$	-	$	-
Issuance of equity in return for note		-		
Issuance of equity in return for accrued payroll and other liabilities				

See accompanying notes to financial statements.

1. NATURE OF OPERATIONS

Pantera Global Technology Inc. was incorporated on December 31, 2013, in the state of Delaware. The financial statements of Pantera Global Technology Inc. (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Pleasant Prairie, Wisconsin.

Pantera Global Tech is a SaaS internet company providing bid management and project management software to owners, general contractors, and sub-contractors.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2021, and December 31, 2020, the Company's cash and cash equivalents exceeded FDIC insured limits by $48,582 and $92,134.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are recorded at net realizable value or the amount that the Company expects to collect on gross customer trade receivables. We estimate losses on receivables based on known troubled accounts and historical experience of losses incurred. Receivables are considered impaired and written-off when it is probable that all contractual payments due will not be collected in accordance with the terms of the agreement. As of December 31, 2021, and 2020, the Company determined that no reserve was necessary.

Property and Equipment

Property and equipment are stated at cost. Normal repairs and maintenance costs are charged to earnings as incurred and additions and major improvements are capitalized. The cost of assets retired or otherwise disposed of, and the related depreciation are eliminated from the accounts in the period of disposal and the resulting gain or loss is credited or charged to earnings.

Depreciation is computed over the estimated useful lives of the related asset type or term of the operating lease using the straight-line method for financial statement purposes. The estimated service lives for property and equipment are as follows:

Category	Useful Life
Computers and Office Equipment	5-7 years
Furniture	5-7 years
Machinery	5-7 years
Servers and Web Equipment	5-7 years
Tenant Improvements	5-7 years

Impairment of Long-lived Assets

Long-lived assets, such as property and equipment and identifiable intangibles with finite useful lives, are periodically evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We look for indicators of a trigger event for asset impairment and pay special attention to any adverse change in the extent or manner in which the asset is being used or in its physical condition. Assets are grouped and evaluated for impairment at the lowest level of which there are identifiable cash flows, which is generally at a location level. Assets are reviewed using factors including, but not limited to, our future operating plans and projected cash flows. The determination of whether impairment has occurred is based on an estimate of undiscounted future cash flows directly related to the assets, compared to the carrying value of the assets. If the sum of the undiscounted future cash flows of the assets does not exceed the carrying value of the assets, full or partial impairment may exist. If the asset carrying amount exceeds its fair value, an impairment charge is recognized in the amount by which the carrying amount exceeds the fair value of the asset. Fair value is determined using an income approach, which requires discounting the estimated future cash flows associated with the asset.

Income Taxes

Pantera Global Technology Inc. is a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Revenue Recognition

The Company recognizes revenues in accordance with FASB ASC 606, revenue from contracts with customers, when delivery of goods is the sole performance obligation in its contracts with customers. The Company typically collects payment upon sale and recognizes the revenue when the item has shipped and has fulfilled its sole performance obligation.

Revenue recognition, according to Topic 606, is determined using the following steps:

1) Identification of the contract, or contracts, with the customer: the Company determines the existence of a contract with a customer when the contract is mutually approved; the rights of each party in relation to the services to be transferred can be identified, the payment terms for the services can be identified, the customer has the capacity and intention to pay, and the contract has commercial substance.

2) Identification of performance obligations in the contract: performance obligations consist of a promised in a contract (written or oral) with a customer to transfer to the customer either a good or service (or a bundle of goods or services) that is distinct or a series of distinct goods or services that are substantially the same and that have the same pattern of transfer to the customer.

3) Recognition of revenue when, or how, a performance obligation is met: revenues are recognized when or as control of the promised goods or services is transferred to customers.

The Company earns revenues from the sale of its bid management and project management software to owners, general contractors, and sub-contractors.

Cost of sales

Costs of goods sold include subcontractors, payrolls, and printing costs.

Advertising and Promotion

Advertising and promotional costs are expensed as incurred. Advertising and promotional expenses for the years ended December 31, 2021, and December 31, 2020, amounted to $85,492 and $40,890, which is included in sales and marketing expenses.

Stock-Based Compensation

The Company accounts for stock-based compensation to both employee and non-employees in accordance with ASC 718, Compensation - Stock Compensation. Under the fair value recognition provisions of ASC 718, stock-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as expense ratably over the requisite service period, which is generally the option vesting period. The Company uses the Black-Scholes option pricing model to determine the fair value of stock options.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable, and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

COVID-19

In March 2020, the outbreak and spread of the COVID-19 virus was classified as a global pandemic by the World Health Organization. This widespread disease impacted the Company's business operations, including its employees, customers, vendors, and communities. The COVID-19 pandemic may continue to impact the Company's business operations and financial operating results, and there is substantial uncertainty in the nature and degree of its continued effects over time. The extent to which the pandemic impacts the business going forward will depend on numerous evolving factors management cannot reliably predict, including the duration and scope of the pandemic; governmental, business, and individuals' actions in response to the pandemic; and the impact on economic activity including the possibility of recession or financial market instability. These factors may adversely impact consumer and business spending on products as well as customers' ability to pay for products and services on an ongoing basis. This uncertainty also affects management's accounting estimates and assumptions, which could result in greater variability in a variety of areas that depend on these estimates and assumptions, including investments, receivables, and forward-looking guidance.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through March 25, 2022, which is the date the financial statements were issued.

Recently Issued and Adopted Accounting Pronouncements

FASB issued ASU No. 2019-02, leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than twelve months. ASU 2019-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2021, and interim periods within fiscal years beginning after December 15, 2022, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

3. DETAILS OF CERTAIN ASSETS AND LIABILITIES

Accounts receivable consist primarily of trade receivables and accounts payable consist primarily of trade payables. Prepaid and other current assets consist of the following items:

As of Year Ended December 31,	2021	2020
Employee Advance	-	1,710
Total Prepaids and Other Current Assets	**$ -**	**$ 1,710**

Other current liabilities consist of the following items:

As of Year Ended December 31,	2021	2020
Payroll Liabilities	2,550	1,155
Tax Payable	4,873	875
Income Tax Payable	44,930	
Accured Expenses	11,633	52,932
Total Other Current Liabilities	**$ 63,985**	**$ 54,961**

4. PROPERTY AND EQUIPMENT

As of December 31, 2021, and December 31, 2020, property and equipment consists of:

As of Year Ended December 31,	2021	2020
Computers and Office Equipment	$ 17,416	$ 25,603
Furniture	5,570	5,570
Machinery	233,609	151,671
Servers and Web Equipment	91,768	100,338
Tenant Improvements	30,310	30,310
Property and Equipment, at Cost	**378,673**	**313,492**
Accumulated Depreciation	(285,653)	(284,453)
Property and Equipment, Net	**$ 93,019**	**$ 29,038**

Depreciation expenses for property and equipment for the fiscal year ended December 31, 2021, and 2020 were in the amount of $1,200 and $1,200 respectively.

5. CAPITALIZATION AND EQUITY TRANSACTIONS

Common Stock

The Company is authorized to issue 10,000,000 shares of Common Stock with par value of $0.0001. As of December 31, 2021, and December 31, 2020, 2,886,500 shares of Common Stock have been issued and are outstanding.

Preferred Stock

The Company is authorized to issue 10,000,000 shares of Preferred Shares with $0.0001 par value. As of December 31, 2021, and December 31, 2020, 216,579 shares of Preferred Shares have been issued and are outstanding.

6. SHAREBASED COMPENSATION

During 2014, the Company authorized the Stock Option Plan (which may be referred to as the "Plan"). The Company reserved 560,321 shares of its Common Stock pursuant to the Plan, which provides for the grant of shares of stock options, stock appreciation rights, and stock awards (performance shares) to employees, non-employee directors, and non-employee consultants. The option exercise price generally may not be less than the underlying stock's fair market value at the date of the grant and generally have a term of three years. The amounts granted each calendar year to an employee or nonemployee is limited depending on the type of award.

Stock Options

The Company granted stock options. The stock options were valued using the Black-Scholes pricing model with a range of inputs indicated below:

As of Year Ended December 31,	2021
Expected life (years)	10.00
Risk-free interest rate	2.50%
Expected volatility	75%
Annual dividend yield	0%

The risk-free interest rate assumption for options granted is based upon observed interest rates on the United States government securities appropriate for the expected term of the Company's employee stock options.

The expected term of employee stock options is calculated using the simplified method which takes into consideration the contractual life and vesting terms of the options.

The Company determined the expected volatility assumption for options granted using the historical volatility of comparable public company's common stock. The Company will continue to monitor peer companies and other relevant factors used to measure expected volatility for future stock option grants, until such time that the Company's common stock has enough market history to use historical volatility.
The dividend yield assumption for options granted is based on the Company's history and expectation of dividend payouts. The Company has never declared or paid any cash dividends on its common stock, and the Company does not anticipate paying any cash dividends in the foreseeable future.

Management estimated the fair value of Common Stock based on recent sales to third parties. Forfeitures are recognized as incurred.

A summary of the Company's stock options activity and related information is as follows:

	Number of Awards	Weighted Average Exercise	Weighted Average Contract Term
Outstanding at December 31, 2019	70,000	$ 0.04	-
Granted	10,000		
Execised	-		
Expired/Cancelled	-		-
Outstanding at December 31, 2020	80,000	$ 0.04	6.12
Exercisable Options at December 31, 2020	80,000	$ 0.04	6.12
Granted	-	$ -	
Execised	-	$ -	
Expired/Cancelled	-	$ -	
Outstanding at December 31, 2021	80,000	$ 0.04	5.12
Exercisable Options at December 31, 2021	80,000	$ 0.04	5.12

Stock option expenses for the years ended December 31, 2021, and December 31, 2020 were $241 and $191, respectively.

7. DEBT

Promissory Notes & Loans

During the years presented, the Company has entered into promissory notes & loans. The details of the Company's loans, notes, and the terms are as follows:

Debt Instrument Name	Principal Amount	Interest Rate	Borrowing Period	Maturity Date	Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness	Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness
PPP Loan	$ 317,000	1.00%	04/30/2020	Forgiven in 2021	$ -	$ -	$ -	$ -	$ -	$ 264	$ 264	$ -	$ 317,000	$ 317,000
SBA-EIDL Loan	$ 33,300	3.75%	2020	2025	$ 1,249	$ 1,249	$ 6,660	$ 26,640	$ 33,300	$ 104	$ 104	$ 6,660	$ 26,640	$ 33,300
Stock Redemption Agreement - Boryl Zyskind	$ 200,000	0.00%	6/8/2019	6/8/2023	$ -	$ -	$ 49,404	$ 86,013	$ 135,417	$ -	$ -	$ 49,404	$ 96,429	$ 145,833
Leasing Contract - 180700	$ 53,000	not set	10/25/2018	09/25/2023	$ -	$ -	$ 11,833	$ 7,968	$ 19,801	$ -	$ -	$ 11,833	$ 18,626	$ 30,460
Leasing Contract - 180701	$ 53,000	not set	10/25/2018	09/25/2023	$ -	$ -	$ 11,833	$ 7,968	$ 19,801	$ -	$ -	$ 11,833	$ 18,626	$ 30,460
Leasing Contract - Canon Financial	$ 9,685	not set	01/13/2021	01/13/2026	$ -	$ -	$ 2,160	$ 7,525	$ 9,685	$ -	$ -	$ -	$ -	$ -
Leasing Contract - RJ Young-HAJ200-01	$ 29,850	not set	12/29/2021	01/29/2027	$ -	$ -	$ 5,970	$ 23,880	$ 29,850	$ -	$ -	$ -	$ -	$ -
Total					$ 1,249	$ 1,249	$ 87,860	$ 159,992	$ 247,853	$ 368	$ 368	$ 79,730	$ 477,322	$ 557,052

On June 15, 2021, the Company received forgiveness for the PPP loan disbursed in April 2020, in the full amount, $317,000.

The summary of the future maturities is as follows:

As of Year Ended December 31, 2021	
2022	$ 87,860
2023	116,732
2024	14,784
2025	19,856
2026	8,124
Thereafter	497
Total	**$ 247,853**

8. INCOME TAXES

Income tax expense (benefit) from continuing operations was as follows:

		12/31/2021
Current:		
Federal, state, and local	$	44,930
Foreign	$	-
Total	$	44,930
Deferred		
Federal, state, and local	$	42,580
Foreign	$	-
Total non-current expense (benefit)	$	42,580
Total	$	87,510

Deferred tax assets (liabilities) comprised the following:

Operating Accruals	$	(42,580)
Total	$	(42,580)

Total deferred tax assets and deferred tax liabilities were as follows:

Current		
Deferred Tax Assets	$	7,034
Deferred Tax Liabilities	$	(49,614)
Net current deferred tax asset	$	(42,580)

Since the Company has positive income and it expects to continue operating positively no valuation allowance has been applied against deferred tax assets.

9. RELATED PARTY

Pantera Global Technology has rented a condo for Dewayne Adamson near the Wisconsin office due to frequent travel since the beginning of the Company. In 2016, the Company started renting a condo, for $950/month, that is owned by Dakota Ranch, a disregarded entity owned by Dewayne and Debra Adamson. This arrangement has been disclosed to our 401K manager, as required.

During 2021, the company acquired 5% of equity interest in a company called Lunar Door, for a total $50,000, which is reported under the Equity Investment in the balance sheet.

During 2021, a shareholder, Bart Adamson used his personal funds to cover the Company’s expenses, which was not reimbursed until January 2022.

There are no other related party transactions.

10. COMMITMENTS AND CONTINGENCIES

Operating Leases

On February 3, 2015, the company entered into a lease agreement with Executive Plaza to rent premises. The term of the agreement is until December 31, 2022. The aggregate minimum annual lease payments under operating leases in effect on December 31, 2021, are as follows:

Year	Obligation	
2022	$	29,928
2023		-
2024		-
2025		-
Thereafter		-
Total future minimum operating lease payments	**$**	**29,928**

Rent expenses were in the amount of $73,749 and $83,960 as of December 31, 2021, and December 31, 2020, respectively.

Contingencies

The Company's operations are subject to a variety of local and state regulation. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2021, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

11. SUBSEQUENT EVENTS

The Company has evaluated subsequent events for the period from December 31, 2021, through March 25, 2022, which is the date the financial statements were available to be issued.

On January 26, 2022, the Company granted an additional 20,000 stock options to one of its employees.

There have been no other events or transactions during this time which would have a material effect on these financial statements.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

This offering is not live or open to the public at this moment.

Pantera Tools

Bid - Win - Manage


Pantera Global Technology
CUSTOMIZED TECHNOLOGY SOLUTIONS
FOR THE CONSTRUCTION PROFESSIONAL

Website | Pleasant Prairie, WI | SOFTWARE & SERVICES

$0.00 raised

0 Investors	$35M Valuation
$11.06 Price per Share	$188.02 Min. Investment
Common Shares Offered	Equity Offering Type
$1.07M Offering Max	Reg CF Offering

INVEST NOW

This Offering is eligible for the StartEngine Owner's 10% Bonus

This Reg CF offering is made available through StartEngine Capital, LLC.

This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.

Pantera Tools provides Bid Management software in the Construction Industry with the goal of providing the latest and greatest construction management tools on the market. Why the confidence? Because we win contracts at a rate in excess of 75% when doing demos against the competition. In addition, our customer retention rate is in excess of 92% year in 2021.

Overview | Team | Terms | Updates | Comments | Follow

Reasons to Invest

- We believe our Project Management product may outcompete all current offerings. We plan to market to both subcontractors and general contractors - setting us apart from the competition. We plan to sell it for a fraction of the price of the competition.

- Our database has over 800,000 companies, and we are entering a construction market size of $1.36 Trillion in the USA alone.

- The advent of Invitation to Bid technology has saved general contractors time and money. We aim to take a technical lead in that space and we've acquired over 300 major general contractors from the competition. We believe adding Project Management to Bidding technology separates us from our competitors.

OVERVIEW

Bid and Manage Effortlessly

We are Pantera, and we provide software tools for the construction industry. Since our humble, bootstrapped beginning in 2009, we have strived to provide the latest and greatest construction management tools on the market.

The past few years have seen the market flooded with new apps and widgets intended to improve construction, but in the end they just make things more complex. We like to keep things simple, reducing complexity in favor of efficiency, and that philosophy is embedded in our software. That doesn't mean we aren't seeking improvements and innovations - quite the opposite.


WE ARE CONSTANTLY
'SHARPENING OUR SAW'
on the lookout for new ways
to streamline our product and
make our clients operations
more efficient.

We are more than our product--we are a construction-loving team who speak the language and know our stuff.

THE PROBLEM

Mega projects will still go to very complex, expensive providers, but the rest of the projects will be in our wheelhouse

Expensive Project Management products are needed for multi-year mega projects but not for the bulk of the construction that occurs nationally. GC's need a product that is affordable and can handle the majority of projects.

The success of the Invitation to Bid software has created a new problem. General Contractors (GCs) can now broadcast to a huge number of Subcontractors (Subs) to get bids, but the subs who once paid for Construction Leads, are now inundated with invites which leads to them being ignored.

This results in too many requests, too many responses, and the GC not awarding jobs to the Sub they don't know.

Our Network products, the Select Network and PanteraPro, solve the problem for both the GC and the Sub. We provide easy to use software that will accomplish the goal of managing all size construction projects from small to large.

THE SOLUTION

Customized Technology Solutions for the Construction Professional

We offer a simple yet robust solution combining a premier bid management product with a complete, intuitive project management and field communication tool that fits the budget for the majority of customer companies.

Get the only plan room truly constructed for you.

That way, you can take your business to the next level with tools that will save you time, and get you higher bid response rates. Amplify your brand and stand out among your competition without getting stuck using a "one size fits all" solution.


Send Project Message
Drop files or click to upload

STAND OUT FROM THE COMPETITION.

Catch subcontractors' attention by gaining access to a plan room all designed to match your company's website and brand - not your third party construction software provider's.



GENERAL CONTRACTORS

Intuitive, all-in-one bid management suite tailored for your unique needs. Set up projects, collaborate with your team, and bid with simplicity.



SUB CONTRACTORS

With more than just project leads, our network connects you with the right general contractors putting you in the best position to win.



PROJECT OWNERS

Easily manage your general contractor and vendor communications. Organize bid documents, plan distributions, and prequalifications.

Our product is a yearly subscription service sold to GCs to manage their subcontractors address book, communication, file sharing, bidding and reporting functionality.

It is different from the competition as we white-label our product to match our customers' website. This provides our customers with a higher bid response rate from their subs as well as a marketing tool to their owner customers.

Additionally, we can offer customization of the offering, which we feel is unlike any of our competitors' offerings.

We also do not require our customers' own internal address book subs to register in the public directory like our competitors do, which can weaken the GCs competitiveness.


We sell a yearly subscription for the existing product at approximately
$5000
PER YEAR
and retained
92%
OF CUSTOMERS IN 2021
THE COMPANY HAS BEEN MAKING A PROFIT FOR THE LAST 6 YEARS.

THE MARKET

The Construction Market Size is over $1.36 Trillion in the USA Alone

Source: Statista

We estimate the overall market of the content providers, and the ITB/ PlanRoom apps will be in excess of $500 million annually, with the printing of construction plans still over $1 billion in revenue, and project management systems for construction at several billions in revenue.


$500 MILLION
ITB/ PLANROOM APPS ANNUAL MARKET
$1 BILLION
REVENUE FROM PRINTING CONSTRUCTION PLANS
MULTI-BILLION
REVENUE FROM CONSTRUCTION PROJECT MANAGEMENT SYSTEMS

The time required to capture the market is very fast, as the social piece is explosive. Combined with the launch of the Pantera Mobile app, we hope daily invites will create viral growth. We believe profit margins potentials are high - driven by messaging from the GC direct to the Sub, with fewer sales people than typical launches. We feel this is a near pure technology play with similar margins and low cost of customer acquisition.

We anticipate that our main competitor may be capturing a large share of this market, but we believe our price will be a fraction of theirs. Many of their customers have complained to us that the software has too many bells and whistles, is hard to work with and is ridiculously expensive. Their sales are in excess of $400 million with a market cap of over $10 billion.

We plan to expand upon our 300 medium to large existing GCs with the expanded offering as well as the rest of the GC community while for the first time, marketing the product to over 800,000 Subs.

OUR PARTNERS INCLUDE:

DODGE DATA & ANALYTICS · sitefolio · eTAKEOFF · PAYSIMPLE · SQUARE Takeoff · sage · THE BLUE BOOK NETWORK · PROCORE

We believe we offer a better, more intuitive product. It has been designed by talented and successful Estimators and Project Managers, and is constantly modified based on our customers' input.


WE HAVE THE ABILITY
based on a solid customer base, profitability, and a better and more feature rich product
TO BE DISRUPTIVE IN AN EXTREME WAY.

OUR TRACTION

Current Company Status: We're Right on Track

So far, we have acquired over 300 midsize to large general contractors as customers, while remaining a bootstrapped company with only one Pantera salesperson selling only the bidding product.

We have been working for 4 years building out the project management product as an extension of the bidding product. It can be marketed to not only the GCs, but to over 800,000 subcontractor companies who we have never monetized.

We're on track, to say the least. Here's a closer look at what's behind our success so far.


Pantera Global Technology
CURRENT COMPANY STATUS PRE-LAUNCH
$0/MONTH
cash burn rate
$1 MILLION+
cash currently invested
$260,000
monthly revenue
800,000
sub contractors in database
$25,000
monthly profit
300
general contractors subscribed
35%/YEAR GROWTH
except last 2 years reduced to 10% as sales & marketing budged was redirected to technology development
PRODUCT PROGRESS
RFI product, Daily Reports, Punchlist and now, Scheduling is completed and ready for market launch

OUR PROJECT MANAGEMENT MODULES INCLUDE

**Product is still under development; planned rollout in Summer 2022*

WHY INVEST

Connect. Bid. Win.

Pantera is here to connect contractors with powerful web-based tools using integrated applications to increase communication, opportunity and revenue. Join us today and be part of the future of plan rooms - truly constructed for you.


My Projects
CNU Alumni House
Charlotte County Courthouse
City of Fairfax Firing Range

Meet Our Team



Bart Adamson

Co Founder / COO

With extensive retail, online and IT experience Bart became one of the youngest store managers in the Radio Shack chain. He has worked beside the founder to build Pantera's technology and product. Bart previously had built a major portion of the Plan Express product. Under Bart's guidance PEI created their version of an Invitation to Bid product and an early version of a sub-contractor network named eBIDroom. Bart was also instrumental in creating backend tools used in the production process of online printing. Sharing the founder's vision of a collaborative networked community, to be used as a portal for many Construction Industry technology platforms, has kept Bart very busy in this rewarding endeavor



DeWayne Adamson

Co-Founder / CEO / President / Director

Founder/President

DeWayne's unique background encompasses numerous aspects of the Construction and Technology sectors.

His expertise in Construction began as a skilled tradesman. At an early age he was quickly promoted through the ranks to become a Project Manager/Estimator and then a Vice President of a prominent Mechanical Contractor. Gaining knowledge from one of Chicago's largest Mechanical Contractors, Dewayne ran numerous Major construction projects in the downtown area. In 1986 State Construction offered Dewayne an opportunity as a Sr. Project Manager in the General Construction arena. Specializing in Retail Construction, Dewayne ran over 700 projects. In 1992 Dewayne founded the first National Permit Expediting firm, a National Maintenance Company, and Co-founded a large retail construction firm. All of these companies were successfully sold. In 1993 he also co-founded Plan Express, a national printing and distribution company. In 1999 Dewayne became the sole owner of Plan Express and went on a mission to make PEI the first Online Planroom with Print functionality. This technology was launched successfully and PEI grew to one of the largest print and logistics companies in the world, introducing many new technology products along the way.

DeWayne left PEI in 2009 and it was sold to I sq ft. He then moved on with his plans for continuing to build a digital workflow environment for the construction community and again roll out a product to leap frog the Industry.

Pantera Global Technology was launched with the vision of providing new mechanisms for file sharing and contact management, and wrapping it into a community setting using the very latest technology.

DeWayne is well on his way to yet another success story as Pantera has gone to profitability in half the time anticipated.

Offering Summary

Company	Pantera Global Technology, Inc.
Corporate Address	10411 Corporate Dr, #208, Pleasant Prairie, WI 53158
Offering Minimum	$9,998.24
Offering Maximum	$1,069,977.58
Minimum Investment Amount (per investor)	$188.02

Terms

Offering Type	Equity
Security Name	Common Stock
Minimum Number of Shares Offered	904
Maximum Number of Shares Offered	96,743
Price per Share	$11.06
Pre-Money Valuation	$34,983,653.74

**Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.*

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Time-Based:

Friends and Family Early Birds

Invest within the first 7 days and receive an additional 20% bonus shares.

Super Early Bird Bonus

Invest within the first 15 days and receive an additional 15% bonus shares.

Early Bird Bonus

Invest within the first 30 days and receive an additional 10% bonus shares.

Amount Based:

$1,500+ | VIP + 5% Bonus Shares

Invest $1,500 + and receive 5% Bonus Shares.

$4,500 + | VIP + 10 % Bonus Shares

Invest $4,500+ and receive 10 % Bonus Shares.

$15,000+ | VIP Gold

Invest $15,000+ and receive 15% Bonus Shares.

$30,000+ | VIP Platinum

Invest $30,000+ and receive 20% Bonus Shares + Private zoom call with Chief Executive and/or Chief Operating Officer.

**All perks occur when the offering is completed.*

The 10% StartEngine Owners' Bonus

Pantera Tools will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $10.03 /share, you will receive 10 additional shares of Common Stock, meaning you'll own 110 shares for $1,003. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors' eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

Irregular Use of Proceeds

The Company will not incur any irregular use of proceeds.

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

Follow Pantera Tools to get notified of future updates!

Comments (0 total)

Add a public comment...

0/2500

I'm not a robot

reCAPTCHA
Privacy - Terms

Post

Please sign in to post a comment.

start engine

©2022 All Rights Reserved

About

Our Team
Equity Crowdfunding 101
Blog
StartEngine Careers
Portfolio Job Board

Companies

Get Funding
How It Works
Why StartEngine
Founder FAQ
Refer Founders
Partnerships

Investors

Start Investing
Investing 101
Investor FAQ
Earn 10% Bonus
Form CRS

Legal/Contact

Terms of Use
Privacy Policy
Disclaimer
Annual Reports
Help Center
Contact Us

Important Message

IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. INVESTMENTS ON STARTENGINE ARE SPECULATIVE, ILLIQUID, AND INVOLVE A HIGH DEGREE OF RISK, INCLUDING THE POSSIBLE LOSS OF YOUR ENTIRE INVESTMENT.

www.StartEngine.com is a website owned and operated by StartEngine Crowdfunding, Inc. ("StartEngine"), which is neither a registered broker-dealer, investment advisor nor funding portal.

Unless indicated otherwise with respect to a particular issuer, all securities-related activity is conducted by regulated affiliates of StartEngine: StartEngine Capital, LLC, a funding portal registered here with the US Securities and Exchange Commission (SEC) and here as a member of the Financial Industry Regulatory Authority (FINRA), or StartEngine Primary, LLC, a broker-dealer registered with the SEC and FINRA/SIPC. You can review the background of our broker-dealer and our investment professionals on FINRA's BrokerCheck here. StartEngine Secondary is an alternative trading system regulated by the SEC and operated by StartEngine Primary, LLC, a broker dealer registered with the SEC and FINRA.

Investment opportunities posted and accessible through the site are of three types:

1) Regulation A offerings (JOBS Act Title IV; known as Regulation A+), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Primary, LLC (unless otherwise indicated). 2) Regulation D offerings (Rule 506(c)), which are offered only to accredited investors. These offerings are made through StartEngine Primary, LLC. 3) Regulation Crowdfunding offerings (JOBS Act Title III), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Capital, LLC. Some of these offerings are open to the general public, however there are important differences and risks.

Any securities offered on this website have not been recommended or approved by any federal or state securities commission or regulatory authority. StartEngine and its affiliates do not provide any investment advice or recommendation and do not provide any legal or tax advice with respect to any securities. All securities listed on this site are being offered by, and all information included on this site is the responsibility of, the applicable issuer of such securities. StartEngine does not verify the adequacy, accuracy or completeness of any information. Neither StartEngine nor any of its officers, directors, agents and employees makes any warranty, express or implied, of any kind whatsoever related to the adequacy, accuracy, or completeness of any information on this site or the use of information on this site. See additional general disclosures here.

By accessing this site and any pages on this site, you agree to be bound by our Terms of Use and Privacy Policy, as may be amended from time to time without notice or liability.

Canadian Investors

Investment opportunities posted and accessible through the site will not be offered to Canadian resident investors.

Potential investors are strongly advised to consult their legal, tax and financial advisors before investing. The securities offered on this site are not offered in jurisdictions where public solicitation for offerings is not permitted; it is solely your responsibility to comply with the laws and regulations of your country of residence.

California Investor Only - Do Not Sell My Personal Information

EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

Here at Pantera Tools, we pride ourselves on helping our customers save time and costs on their construction projects. Our goal is to offer the best construction technology solutions at a cost below the rest. In addition to offering a premier bid management product, we've also been hard at work launching Document storage and sharing, Field communication, Project scheduling, and Payment processing. We plan to expand our modules to finalize our newest project management and field communication tools, making it a full, end-to-end project management tool that customers can use throughout every step of their construction projects. By providing custom technology solutions throughout the entire construction process, we'll be able to provide our customers with the best, all-in-one construction software for managing their projects, documents, communication, and finances at a fraction of the cost of other products on the market. General contractors, subcontractors, project managers, and retailers - we can't wait to help you.Visit us at panteratools.com to learn more.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 5.5-13% (five and one-half to thirteen) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

- As compensation for the services provided by StartEngine Capital, investors are also required to pay StartEngine Capital a fee consisting of a 0-3.5% (zero to three and a half percent) service fee based on the dollar amount of securities purchased in each investment.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.

- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be canceled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before the new deadline.

- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach
$5M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.

- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be canceled and committed funds will be returned.

- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non- personal information including information related to income, net worth, and other investments.

- Investor Limitations: There are no investment limits for investing in crowdfunding offerings for accredited investors. Non-accredited investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $107,000, then during any 12-month period, they can invest either $2,200 or 5% of their annual income or net worth, whichever is greater. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $107,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

Delaware

The First State

I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT COPY OF THE RESTATED CERTIFICATE OF "PANTERA GLOBAL TECHNOLOGY, INC.", FILED IN THIS OFFICE ON THE THIRTEENTH DAY OF JANUARY, A.D. 2014, AT 2:40 O'CLOCK P.M.

A FILED COPY OF THIS CERTIFICATE HAS BEEN FORWARDED TO THE NEW CASTLE COUNTY RECORDER OF DEEDS.

Jeffrey W. Bullock, Secretary of State

5458495 8100

140040314

AUTHENTICATION: 1057300

DATE: 01-14-14

State of Delaware
Secretary of State
Division of Corporations
Delivered 02:43 PM 01/13/2014
FILED 02:40 PM 01/13/2014
SRV 140040314 - 5458495 FILE

FIRST AMENDED AND RESTATED CERTIFICATE OF INCORPORATION OF PANTERA GLOBAL TECHNOLOGY, INC.

(Pursuant to Sections 242 and 245 of the General Corporation Law of the State of Delaware)

The undersigned, acting in his capacity as President of Pantera Global Technology, Inc. (the "Corporation"), a corporation organized and existing under the General Corporation Law of the State of Delaware, as the same exists or may hereafter be amended (the "DGCL"), hereby certifies as follows:

1. The name of the Corporation is Pantera Global Technology, Inc. The Corporation's Certificate of Incorporation was originally filed with the Secretary of State of the State of Delaware on December 31, 2013.

2. The undersigned hereby certifies, attests, and serves notice that the text of the Certificate of Incorporation is hereby amended and restated to read in its entirety as follows:

ARTICLE I
Name

The name of the Corporation is Pantera Global Technology, Inc.

ARTICLE II
Purposes

The Corporation is formed to engage in any lawful act or activity for which corporations may be organized under the Delaware General Corporation Law ("DGCL").

ARTICLE III
Registered Agent and Office

The name of the Corporation's registered agent in the state of Delaware is Corporation Service Company. The address of the registered agent of the Corporation in the state of Delaware is 2711 Centerville Road, Suite 400, City of Wilmington, County of New Castle, Delaware 19808.

ARTICLE IV
Capital Stock

The Corporation shall have authority to issue a total of 20,000,000 shares, consisting of (i) 10,000,000 shares of common stock, $0.0001 par value per share (the "Common Stock"), and (ii) 10,000,000 shares of preferred stock, $0.0001 par value per share (the "Preferred Stock"). The Company has designated 500,000 shares of Preferred Stock as Series A Convertible Preferred Stock, and the remaining 9,500,000 shares of Preferred Stock remain undesignated. Article IV hereof contains a description of the Preferred Stock and a statement of the designations and the powers, privileges, and rights, and the qualifications, limitations, or restrictions thereof, of the Series A Convertible Preferred Stock.

Common Stock

AA. **General.** The voting, dividend, and liquidation rights of the holders of the Common Stock are subject to and qualified by the rights of the holders of the Preferred Stock.

BB. **Voting Rights.** Each holder of record of Common Stock shall be entitled to one vote for each share of Common Stock outstanding in such holder's name on the books of the Corporation; provided, however, that, except as otherwise required by law, holders of Common Stock, as such, shall not be entitled to vote on any amendment to this Certificate of Incorporation that relates solely to the terms of one or more outstanding series of Preferred Stock if the holders of such affected series are entitled, either separately or together with the holders of one or more other such series, and either pursuant to this Certificate of Incorporation or any stockholders' agreement to which the Corporation and its stockholders may be party, to vote thereon pursuant to this Certificate of Incorporation or pursuant to the DGCL. There shall be no cumulative voting. The number of authorized shares of Common Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by (in addition to any vote of the holders of one or more series of Preferred Stock that may be required by the terms of this Certificate of Incorporation) the affirmative vote of the holders of shares of capital stock of the Corporation representing a majority of the votes represented by all outstanding shares of capital stock of the Corporation entitled to vote, irrespective of the provisions of Section 242(b)(2) of the DGCL.

CC. **Dividends.** Subject to provisions of law and Article IV of this Certificate of Incorporation, the holders of Common Stock shall be entitled to receive dividends out of funds legally available therefor at such times and in such amounts as the Board of Directors may determine in its sole discretion.

Preferred Stock

A. **Issuance of Preferred Stock in Classes or Series.** The Preferred Stock of the Corporation may be issued in one or more classes or series. Each class or series shall be so designated as to distinguish the shares thereof from the shares of all other classes and series. Except as to the relative designations, preferences, powers, qualifications, rights, and privileges referred to in this Article IV, in respect of any or all of which there may be variations between different classes or series of Preferred Stock, all shares of Preferred Stock shall be identical. Different series of Preferred Stock shall not be construed to constitute different classes of shares for the purpose of voting by classes unless otherwise specifically set forth herein.

B. **Description and Designation of Series A Convertible Preferred Stock.**

1. **Designation.** A total of 500,000 shares of the Corporation's Preferred Stock shall be designated as "Series A Convertible Preferred Stock." As used herein, the term "Preferred Stock" used without reference to the Series A Convertible Preferred Stock means the shares of Series A Convertible Preferred Stock.

2. **Dividends.** Subject to provisions of law, the holders of record of outstanding shares of Series A Convertible Preferred Stock shall be entitled to receive in any fiscal year, when, as, and if declared by the Board of Directors, out of assets at the time legally available therefor, cash dividends on the Series A Convertible Preferred Stock, payable in preference and priority to any payment of any cash dividend on Common Stock. The dividends on the Series A Convertible Preferred Stock shall not accrue and shall not be cumulative, and no dividend shall be payable on the shares of Common Stock unless the dividends on shares of Series A Convertible Preferred Stock shall have been paid, or provision shall have been made for the payment thereof. Any other dividends or similar distributions made by the Corporation

shall be distributed among the holders of Series A Convertible Preferred Stock and Common Stock on a pro-rata basis, with such distribution to the holders of Series A Convertible Preferred Stock as would have been payable had each such share been converted to Common Stock immediately prior to such distribution.

3. **Liquidation, Dissolution, or Winding Up.**

(a) **Treatment at Sale, Liquidation, Dissolution, or Winding Up**. In the event of any Liquidation Event (as hereinafter defined), whether voluntary or involuntary, before any distribution or payment is made to any holders of any shares of Common Stock or any other class or series of capital stock of the Corporation designated to be junior to the Series A Convertible Preferred Stock, and subject to the liquidation rights and preferences of any class or series of Preferred Stock designated to be senior to, or on a parity with, the Series A Convertible Preferred Stock, the holders of shares of Series A Convertible Preferred Stock shall be entitled to be paid first out of the assets of the Corporation legally available for distribution to holders of the Corporation's capital stock whether such assets are capital, surplus, or earnings, an amount equal to $1.73 per share of Series A Convertible Preferred Stock (which amount shall be subject to equitable adjustment whenever there shall occur a stock dividend, stock split, combination, reorganization, recapitalization, reclassification, or other similar event involving the Series A Convertible Preferred Stock) ("Issue Price") (such amount, as so determined, is referred to herein as the "Series A Liquidation Value" with respect to such shares). If upon such liquidation, dissolution, or winding up the assets or surplus funds of the Corporation to be distributed to the holders of shares of Series A Convertible Preferred Stock shall be insufficient to permit payment to such respective holders of the full Series A Liquidation Value and all other preferential amounts payable with respect to the Series A Convertible Preferred Stock, then the assets available for payment or distribution to such holders shall be allocated among the holders of the Series A Convertible Preferred Stock, pro rata, in proportion to the full respective preferential amounts to which such holders of Series A Convertible Preferred Stock are each entitled.

(b) **Common Stock Liquidation Participation**. Upon completion of the distribution contemplated pursuant to Section 3(a) and as soon as the holders of Series A Convertible Preferred Stock shall have received a per share amount equal to the Series A Liquidation Value (which amount shall be subject to equitable adjustment whenever there shall occur a stock dividend, stock split, combination, reorganization, recapitalization, reclassification, or other similar event involving the Series A Convertible Preferred Stock), the holders of Series A Convertible Preferred Stock shall no longer share ratably in the assets then remaining for distribution and all remaining assets available for distribution, if any, shall be distributed among the holders of the Common Stock on a pro-rata basis.

(c) **Deemed Conversion**. Notwithstanding the above, for purposes of determining the amount each holder of shares of Series A Convertible Preferred Stock is entitled to receive with respect to a Liquidation Event (as hereinafter defined), each such holder of shares of Series A Convertible Preferred Stock shall be deemed to have converted (regardless of whether such holder actually converted) such holder's shares of such series into shares of Common Stock immediately prior to the Liquidation Event if, as a result of an actual conversion, such holder would receive, in the aggregate, an amount greater than the amount that would be distributed to such holder if such holder did not convert such Series A Convertible Preferred Stock into shares of Common Stock. If any such holder shall be deemed to have converted shares of Series A Convertible Preferred Stock into Common Stock pursuant to this paragraph, then such holder shall not be entitled to receive any distribution that would otherwise be made to holders of Series A Convertible Preferred Stock that have not converted (or have not been deemed to have converted) into shares of Common Stock.

(d) **Certain Transactions Treated as Liquidation**. For purposes of this Section 3, (i) any acquisition of the Corporation by means of merger, exchange, transfer, or other form of corporate reorganization or consolidation in one or a series of related transactions with or into another entity in which outstanding shares of this Corporation, including the shares of Series A Convertible Preferred Stock, are exchanged for securities or other consideration issued, or caused to be issued, by the other entity or its subsidiary and, as a result of which transaction, the stockholders of this Corporation own 50% or less of the voting power of the surviving entity (other than a mere re-incorporation transaction) or do not have the voting power to elect a majority of the members of the Board of Directors, (ii) a sale, transfer, lease, or other disposition (other than a pledge or grant of a security interest to a bona fide lender) of all or substantially all of the assets of the Corporation (other than to or by a wholly owned subsidiary or parent of the Corporation), or (iii) a liquidation, dissolution, or winding up of this Corporation, shall be treated as a "Liquidation Event," and shall entitle the holders of Series A Convertible Preferred Stock to receive the amount that would be received in a liquidation, dissolution, or winding up pursuant to Section 3(a) and Section 3(c) hereof, unless the holders of at least 50% of the then outstanding shares of Series A Convertible Preferred Stock elect otherwise by giving written notice thereof to the Corporation at least three days before the effective date of such event. The Corporation will provide the holders of Preferred Stock with notice of all transactions which are to be treated as a Liquidation Event pursuant to this Section 3(d) at least ten (10) days prior to the earlier of the vote relating to such transaction or the closing of such transaction. The Corporation shall not have the power to effect any transaction constituting a Liquidation Event unless the agreement or plan of merger or consolidation provides that the consideration payable to the stockholders of the Corporation shall be allocated among the holders of capital stock of the Corporation in accordance with Section 3(a) and Section 3(b) above.

(e) **Distributions of Property**. Whenever the distribution provided for in this Section 3 shall be payable in property other than cash, the value of such distribution shall be the fair market value of such property as determined in good faith by the Board of Directors, unless the holders of 50% or more of the then outstanding shares of Series A Convertible Preferred Stock request, in writing, that an independent appraiser perform such valuation, then by an independent appraiser selected by the Board of Directors and reasonably acceptable to 50% or more of the holders of the Series A Convertible Preferred Stock.

4. **Voting Power.**

(a) **General**. Except as otherwise required by law or provided herein, each holder of Series A Convertible Preferred Stock shall be entitled to notice of any meeting of stockholders and shall vote with holders of all other classes and series of stock of the Corporation upon all matters submitted to a vote of stockholders and shall be entitled to that number of votes equal to the number of whole shares of Common Stock that such holder's shares of Series A Convertible Preferred Stock could then be converted, pursuant to the provisions of Section 5 hereof, at the record date for the determination of stockholders entitled to vote on such matter or, if no such record date is established, at the date such vote is taken or any written consent of stockholders is solicited. Fractional votes by the holders of Preferred Stock shall not, however, be permitted and any fractional voting rights resulting from the above formula (after aggregating all shares into which shares of Preferred Stock held by each holder could be converted) shall be rounded to the nearest whole number.

(b) **Board of Directors**. The Corporation's Board of Directors shall be fixed at three (3) members. The holders of Series A Convertible Preferred Stock, voting as a separate series, shall be entitled to elect one director (the "Series A Preferred Director") to be elected at the annual meeting of stockholders or at any special meeting of holders of Preferred Stock called for the purpose thereof or by the written consent of such holders. If the Series A Preferred Director should cease to be a director for any reason, the vacancy shall only be filled by the vote (or written consent) of a majority of the outstanding shares of Series A Convertible Preferred Stock, voting as a separate class. The holders of the Common Stock, voting as a separate class, shall be entitled to elect two directors to be elected at each meeting of stockholders called for the purpose of electing directors (the "Common Directors"). If a Common Director should cease to be a director for any reason, the vacancy(s) shall only be filled by the vote of a majority (or written consent) of the outstanding shares of Common Stock.

(c) **Restrictions and Limitations on Corporate Action**. Without first obtaining the approval by vote or written consent, in the manner provided by law, of at least a majority of the total number of shares of Series A Convertible Preferred Stock outstanding, neither the Corporation, nor any of its officers, directors or employees shall, either directly or by amendment, merger, consolidation or otherwise:

(i) authorize or issue, or obligate itself to authorize or issue, any other equity security, including any other security convertible into or exercisable for any equity security, having a preference over, or being on parity with, the Series A Convertible Preferred Stock with respect to voting or upon liquidation, payment of dividends, redemption, or any other rights, preferences, or privileges whether set forth in the Corporation's Certificate of Incorporation or elsewhere;

(ii) amend or otherwise modify the Corporation's Certificate of Incorporation to increase or decrease the number of authorized shares of Series A Preferred Stock;

(iii) effect any transaction or any series of transactions constituting a Liquidation Event in which the holders of Series A Preferred do not receive (before deduction of transaction expenses and commissions) an amount equal to or greater than the Issue Price;

(iv) amend, alter, or repeal the Certificate of Incorporation, Bylaws, or any governing agreements of the Corporation, or take other action, if such amendment, alteration, or repeal would adversely affect the preferences, rights, privileges, or powers of, or restrictions provided for the benefit of, the Series A Preferred Stock (it being acknowledged and agreed that any increase or decrease in the authorized number of shares of Common Stock shall not adversely affect the preferences, rights, privileges, or powers of, or restrictions provided for the benefit of, the Series A Preferred Stock).

5. **Conversion Rights**. The holders of the Series A Convertible Preferred Stock shall have the following rights with respect to the conversion of such shares into shares of Common Stock:

(a) **General**. Subject to and in compliance with the provisions of this Section 5, any or all shares of the Series A Convertible Preferred Stock may, at the option of the holder thereof, without payment of additional consideration, be converted at any time into fully paid and non-assessable shares of Common Stock. The number of shares of Common Stock that a holder of Series A Convertible Preferred Stock shall be entitled to receive upon conversion shall be the product obtained by multiplying the Series A Applicable Conversion Rate (determined as provided in Section 5(c)) by the number of shares of Series A Convertible Preferred Stock being converted at any time.

(b) **Applicable Conversion Rate**. The conversion rate in effect at any time for the Series A Convertible Preferred Stock (the "Series A Applicable Conversion Rate") shall be the quotient obtained by dividing $1.73 by the Series A Applicable Conversion Value, as defined in Section 5(d). Initially, the Series A Applicable Conversion Rate shall be one (1), and each share of Series A Convertible Preferred Stock shall initially be convertible into one (1) share of Common Stock.

(c) **Applicable Conversion Value.** The Series A Applicable Conversion Value in effect from time to time, except as adjusted in accordance with Section 5(e) hereof, shall be $1.73 with respect to the Series A Convertible Preferred Stock (the "Series A Applicable Conversion Value").

(d) **Adjustment to Series A Applicable Conversion Value**

(i) (A) **Effect on Series A Applicable Conversion Value Upon Dilutive Issuances of Common Stock or Convertible Securities.** If the Corporation shall, while there are any shares of Series A Convertible Preferred Stock outstanding, issue or sell shares of its Common Stock (or Common Stock Equivalents, as defined below) without consideration or at a price per share less than the Series A Applicable Conversion Value in effect immediately prior to such issuance or sale, then and in such event, such Series A Applicable Conversion Value upon each such issuance or sale, except as hereinafter provided, shall be reduced, concurrently with such issue, to a price (calculated to the nearest cent) determined by multiplying the Series A Applicable Conversion Value in effect immediately prior to such calculation by a fraction:

(1) the numerator of which shall be (a) the number of shares of Common Stock outstanding immediately prior to the issuance of such additional shares of Common Stock or Common Stock Equivalents (calculated on a fully diluted basis assuming the exercise or conversion of all Common Stock Equivalents, plus (b) the number of shares of Common Stock which the net aggregate consideration, if any, received by the Corporation for the total number of such additional shares of Common Stock or Common Stock Equivalents so issued would purchase at the Series A Applicable Conversion Value in effect immediately prior to such issuance, and

(2) the denominator of which shall be (a) the number of shares of Common Stock outstanding immediately prior to the issuance of such additional shares of Common Stock or Common Stock Equivalents (calculated on a fully diluted basis assuming the exercise or conversion of Common Stock Equivalents, plus (b) the number of such additional shares of Common Stock or Common Stock Equivalents so issued.

The provisions of this Section 5(e)(i)(A) may be waived in any instance (without the necessity of convening any meeting of stockholders of the Corporation) upon the written consent of the holders of at least a majority of the outstanding shares of Series A Convertible Preferred Stock.

(i) (B) **Effect on Series A Applicable Conversion Value Upon Other Dilutive Issuances of Warrants, Options, and Purchase Rights to Common Stock or Convertible Securities.**

(1) For the purposes of this Section 5(e)(i), the issuance of any warrants, options, subscription, or purchase rights with respect to shares of Common Stock and the issuance of any securities convertible into or exchangeable for shares of Common Stock, or the issuance of any warrants, options, subscription, or purchase rights with respect to such convertible or exchangeable securities (collectively, "Common Stock Equivalents"), shall be deemed an issuance of Common Stock with respect to the Series A Convertible Preferred Stock if the Net Consideration Per Share (as hereinafter defined) which may be received by the Corporation for such Common Stock Equivalents shall be less than the Series A Applicable Conversion Value in effect at the time of such issuance. Any obligation, agreement, or undertaking to issue Common Stock Equivalents at any time in the future shall be deemed to be an issuance at the time such obligation, agreement, or undertaking is made or arises. No adjustment of the Series A Applicable Conversion Value shall be made under this Section 5(e)(i) upon the issuance of any shares of Common Stock which are issued pursuant to the exercise, conversion, or exchange of any

Common Stock Equivalents if any adjustment shall previously have been made upon the issuance of any such Common Stock Equivalents as above provided.

(2) Should the Net Consideration Per Share of any such Common Stock Equivalents be decreased from time to time, then, upon the effectiveness of each such change, the Series A Applicable Conversion Value will be that which would have been obtained (a) had the adjustments made upon the issuance of such Common Stock Equivalents been made upon the basis of the actual Net Consideration Per Share of such securities, and (b) had adjustments made to the Series A Applicable Conversion Value since the date of issuance of such Common Stock Equivalents been made to such Series A Applicable Conversion Value as adjusted pursuant to Section 5(e)(i)(B)(1). Any adjustment of the Series A Applicable Conversion Value with respect to this paragraph which relates to Common Stock Equivalents shall be disregarded if, as, and when all of such Common Stock Equivalents expire or are cancelled without being exercised, so that the Series A Applicable Conversion Value effective immediately upon such cancellation or expiration shall be equal to the Series A Applicable Conversion Value in effect at the time of the issuance of the expired or cancelled Common Stock Equivalents, with such additional adjustments as would have been made to the Series A Applicable Conversion Value had the expired or cancelled Common Stock Equivalents not been issued.

(3) For purposes of this Section 5(e), the "Net Consideration Per Share" which may be received by the Corporation shall be determined as follows:

(a) The "Net Consideration Per Share" shall mean the amount equal to the total amount of consideration, if any, received by the Corporation for the issuance of such Common Stock Equivalents, plus the minimum amount of consideration, if any, payable to the Corporation upon exercise, or conversion or exchange thereof, divided by the aggregate number of shares of Common Stock that would be issued if all such Common Stock Equivalents were exercised, exchanged, or converted.

(b) The "Net Consideration Per Share" which may be received by the Corporation shall be determined in each instance as of the date of issuance of Common Stock Equivalents without giving effect to any possible future upward price adjustments or rate adjustments which may be applicable with respect to such Common Stock Equivalents.

(i) (C) **Stock Dividends for Holders of Capital Stock Other Than Common Stock.** In the event that the Corporation shall make or issue, or shall fix a record date for the determination of holders of any capital stock of the Corporation other than holders of Common Stock entitled to receive a dividend or other distribution payable in Common Stock or securities of the Corporation convertible into or otherwise exchangeable for the Common Stock of the Corporation, then such Common Stock or other securities issued in payment of such dividend shall be deemed to have been issued for a consideration of $.01, except for (1) dividends payable in shares of Common Stock payable pro rata to holders of Series A Convertible Preferred Stock and to holders of any other class of stock (whether or not paid to holders of any other class of stock), or (2) with respect to the Series A Convertible Preferred Stock, dividends payable in shares of Series A Convertible Preferred Stock.

(i) (D) **Consideration Other than Cash.** For purposes of this Section 5(e)(i), if a part or all of the consideration received by the Corporation in connection with the issuance of shares of Common Stock or the issuance of any of the securities described in this Section 5(e)(i) consists of property other than cash, such consideration shall be deemed to have a fair market value as is reasonably determined in good faith by the Board of Directors of the Corporation.

(ii) **Exceptions to Anti-dilution.** Section 5(c)(i) shall not apply (a) under any of the circumstances which would constitute an Extraordinary Common Stock Event (as described below); or (b) upon the vote or written consent of at least a majority of the total number of shares of Series A Convertible Preferred Stock outstanding to waive the operation of Section 5(e)(i) with respect to one or more dilutive issuances of the Corporation's securities. Further, Section 5(e)(i) shall not apply with respect to:

(A) the issuance of shares of Common Stock (or options to purchase such shares of Common Stock) to the Corporation's officers, directors, employees, consultants, or other service providers pursuant to a plan approved by the Board of Directors (including the Series A Preferred Director) at prices or exercise prices determined by the Board of Directors to be not less than fair market value;

(B) the issuance of shares of Common Stock pursuant to an Extraordinary Common Stock Event, or similar reorganization, recapitalization, reclassification, or otherwise;

(C) the issuance of shares of Common Stock upon the conversion of any shares of Series A Convertible Preferred Stock or upon the exercise of outstanding options, warrants, or other securities exercisable for or convertible into capital stock of the Corporation;

(D) the issuance of securities to vendors, customers, or co-venturers or to other persons in similar commercial or corporate partnering situations with the Corporation, provided that such issuance and the terms of such issuance have been approved by the Board of Directors (including the Series A Preferred Director);

(E) the issuance of securities in connection with a bona fide financing or lease transaction (including securities issued in consideration of guarantees of such financing or leases), provided that such issuance and the terms of such issuance have been approved by the Board of Directors (including the Series A Preferred Director);

(F) the issuance of any securities in connection with any other transaction approved by the unanimous vote or written consent of the Board of Directors; and

(G) the issuance of securities in a Qualified Public Offering (as hereinafter defined) prior to or in connection with which the outstanding shares of Series A Convertible Preferred Stock will be converted into Common Stock.

(iii) **Extraordinary Common Stock Event.** Upon the happening of an Extraordinary Common Stock Event (as hereinafter defined), the Series A Applicable Conversion Value (and all other conversion values set forth in Section 5(e)(i) above) shall, simultaneously with the happening of such Extraordinary Common Stock Event, be adjusted by multiplying the Series A Applicable Conversion Value by a fraction, the numerator of which shall be the number of shares of Common Stock outstanding immediately prior to such Extraordinary Common Stock Event and the denominator of which shall be the number of shares of Common Stock outstanding immediately after such Extraordinary Common Stock Event, and the product so obtained shall thereafter be the Series A Applicable Conversion Value. The Series A Applicable Conversion Value, as so adjusted, shall be readjusted in the same manner upon the happening of any successive Extraordinary Common Stock Event or Events. An "Extraordinary Common Stock Event" shall mean (1) the issuance of additional shares of Common Stock as a dividend or other distribution on outstanding shares of Common Stock, (2) a subdivision of outstanding shares of Common Stock into a greater number of shares of Common Stock, or

(3) a combination or reverse stock split of outstanding shares of Common Stock into a smaller number of shares of Common Stock.

(e) **Automatic Conversion.**

(i) **Automatic Conversion upon Qualified Public Offering or Vote.** Each share of Series A Convertible Preferred Stock shall automatically be converted into the number of shares of Common Stock into which such shares of Series A Convertible Preferred Stock are then convertible pursuant to Section 5 hereof upon the earlier to occur of (A) the date specified by vote or written consent or agreement of holders of at least a majority of the shares of Series A Convertible Preferred Stock then outstanding, voting as a separate class, or (B) immediately upon the closing of an underwritten public offering on a firm commitment basis with a nationally recognized full-service investment bank pursuant to an effective registration statement filed pursuant to the Securities Act of 1933, as amended, covering the offer and sale of Common Stock for the account of the Corporation in which the Corporation actually receives net proceeds equal to or greater than $30,000,000 (calculated after deducting underwriting discounts and commissions and after calculation of expenses) at a price per share of not less than $8.65 (subject to appropriate adjustment in the event of any stock dividends, stock split, combination or other similar recapitalization affecting such shares) (a "Qualified Public Offering"). Upon the occurrence of the automatic conversion events specified in this subsection, all shares of Series A Convertible Preferred Stock shall be converted without any further action by the holders of such shares and whether or not the certificates representing such shares are surrendered to the Corporation or its transfer agent.

(ii) **Surrender of Certificates Upon Automatic Conversion.** Upon the occurrence of the conversion events specified in the preceding paragraph, the holders of the Series A Convertible Preferred Stock shall, upon notice from the Corporation, surrender the certificates representing such shares at the office of the Corporation or of its transfer agent for the Common Stock. Thereupon, there shall be promptly issued and delivered to such holder a certificate or certificates for the number of shares of Common Stock into which the shares of Series A Convertible Preferred Stock so surrendered were convertible on the date on which such conversion occurred. The Corporation shall not be obligated to issue such certificates unless certificates evidencing the shares of Series A Convertible Preferred Stock being converted are either delivered to the Corporation or any such transfer agent, or the holder notifies the Corporation that such certificates have been lost, stolen, or destroyed and executes an agreement satisfactory to the Corporation to indemnify the Corporation from any loss incurred by it in connection therewith.

(f) **Dividends.** In the event the Corporation shall make or issue, or shall fix a record date for the determination of holders of Common Stock entitled to receive, a dividend or other distribution (other than a distribution in liquidation or other distribution otherwise provided for herein) with respect to the Common Stock payable in (i) securities of the Corporation other than shares of Common Stock, or (ii) other assets (excluding cash dividends or distributions), then and in each such event provision shall be made so that the holders of the Series A Convertible Preferred Stock shall receive upon conversion thereof in addition to the number of shares of Common Stock receivable thereupon, the number of securities or such other assets of the Corporation which they would have received had their Series A Convertible Preferred Stock been converted into Common Stock on the date of such event and had they thereafter, during the period from the date of such event to and including the Conversion Date (as that term is hereafter defined in Section 5(k)), retained such securities or such other assets receivable by them during such period, giving application to all other adjustments called for during such period under this Section 5 with respect to the rights of the holders of the Series A Convertible Preferred Stock.

(g) **Capital Reorganization or Reclassification**. If the Common Stock issuable upon the conversion of the Series A Convertible Preferred Stock shall be changed into the same or different number of shares of any class or classes of capital stock, whether by capital reorganization, recapitalization, reclassification, or otherwise (other than a subdivision or combination of shares or stock dividend provided for elsewhere in this Section 5, or a merger, consolidation, or sale of all or substantially all of the Corporation's capital stock or assets to any other person), then and in each such event the holder of each share of Series A Convertible Preferred Stock shall have the right thereafter to convert such share into the kind and amount of shares of capital stock and other securities and property receivable upon such reorganization, recapitalization, reclassification, or other change by the holders of the number of shares of Common Stock into which such shares of Series A Convertible Preferred Stock might have been converted immediately prior to such reorganization, recapitalization, reclassification, or change, all subject to further adjustment as provided herein.

(h) **Merger, Consolidation, or Sale of Assets.** If at any time or from time to time there shall be a merger or consolidation of the Corporation with or into another corporation (other than a merger or reorganization involving only a change in the state of incorporation of the Corporation), or the sale of all or substantially all of the Corporation's capital stock or assets to any other person, then, as a part of such reorganization, merger, consolidation, or sale, provision shall be made so that the holders of the Series A Convertible Preferred Stock shall thereafter be entitled to receive upon conversion of the Series A Convertible Preferred Stock the number of shares of stock or other securities or property of the Corporation, or of the successor corporation resulting from such merger or consolidation, to which such holder would have been entitled if such holder had converted its shares of Series A Convertible Preferred Stock immediately prior to such capital reorganization, merger, consolidation, or sale. In any such case, appropriate adjustment shall be made in the application of the provisions of this Section 5 to the end that the provisions of this Section 5 (including adjustment of the Series A Applicable Conversion Value then in effect and the number of shares of Common Stock or other securities issuable upon conversion of such shares of Series A Convertible Preferred Stock) shall be applicable after that event in as nearly equivalent a manner as may be practicable.

(i) **Certificate as to Adjustments; Notice by Corporation**. In each case of an adjustment or readjustment of the Series A Applicable Conversion Rate, the Corporation at its expense will furnish each holder of Series A Convertible Preferred Stock with a certificate prepared by the Treasurer or Chief Financial Officer of the Corporation, showing such adjustment or readjustment, and stating in detail the facts upon which such adjustment or readjustment is based.

(j) **Exercise of Conversion Privilege**. To exercise its conversion privilege, a holder of Series A Convertible Preferred Stock shall surrender the certificate or certificates representing the shares being converted to the Corporation at its principal office, and shall give written notice to the Corporation at that office that such holder elects to convert such shares. Such notice shall also state the name or names (with address or addresses) in which the certificate or certificates for shares of Common Stock issuable upon such conversion shall be issued. The certificate or certificates for shares of Series A Convertible Preferred Stock surrendered for conversion shall be accompanied by proper assignment thereof to the Corporation or in blank. The date when such written notice is received by the Corporation, together with the certificate or certificates representing the shares of Series A Convertible Preferred Stock being converted, shall be the "Conversion Date." As promptly as practicable after the Conversion Date, the Corporation shall issue and shall deliver to the holder of the shares of Series A Convertible Preferred Stock being converted, or on its written order, such certificate or certificates as it may request for the number of whole shares of Common Stock issuable upon the conversion of such shares of Series A Convertible Preferred Stock in accordance with the provisions of this Section 5, rounded up to the nearest whole share as provided in Section 5(l), in respect of any fraction of a share of Common Stock issuable upon such conversion. Such conversion shall be deemed to have been effected immediately prior to the close of business on the Conversion Date, and at such time the rights of the holder as holder of the converted shares of Series A Convertible Preferred Stock shall cease and the person(s) in whose name(s) any certificate(s) for shares of Common Stock shall be issuable upon such conversion shall be deemed to have become the holder or holders of record of the shares of Common Stock represented thereby.

(k) **No Issuance of Fractional Shares.** No fractional shares of Common Stock or scrip representing fractional shares shall be issued upon the conversion of shares of Series A Convertible Preferred Stock. Instead of any fractional shares of Common Stock which would otherwise be issuable upon conversion of Series A Convertible Preferred Stock, the Corporation shall round up to the next whole share of Common Stock issuable upon conversion of shares of Series A Convertible Preferred Stock. The determination as to whether any fractional shares of Common Stock shall be rounded up shall be made with respect to the aggregate number of shares of Series A Convertible Preferred Stock being converted at any one time by any holder thereof, not with respect to each share of Series A Convertible Preferred Stock being converted.

(l) **Partial Conversion.** In the event some but not all of the shares of Series A Convertible Preferred Stock represented by a certificate(s) surrendered by a holder are converted, the Corporation shall execute and deliver to or on the order of the holder, at the expense of the Corporation, a new certificate representing the number of shares of Series A Convertible Preferred Stock which were not converted.

(m) **Reservation of Common Stock.** The Corporation shall at all times reserve and keep available out of its authorized but unissued shares of Common Stock, solely for the purpose of effecting the conversion of the shares of the Series A Convertible Preferred Stock, such number of its shares of Common Stock as shall from time to time be sufficient to effect the conversion of all outstanding shares of the Series A Convertible Preferred Stock (including any shares of Series A Convertible Preferred Stock represented by any warrants, options, subscription, or purchase rights for Series A Convertible Preferred Stock), and if at any time the number of authorized but unissued shares of Common Stock shall not be sufficient to effect the conversion of all then outstanding shares of the Series A Convertible Preferred Stock (including any shares of Series A Convertible Preferred Stock represented by any warrants, options, subscriptions, or purchase rights for such Preferred Stock), the Corporation shall take such action as may be necessary to increase its authorized but unissued shares of Common Stock to such number of shares as shall be sufficient for such purpose.

(n) **No Reissuance of Preferred Stock.** No share or shares of Series A Convertible Preferred Stock acquired by the Corporation by reason of redemption, purchase, conversion, or otherwise shall be reissued, and all such shares shall be cancelled, retired, and eliminated from the shares which the Corporation shall be authorized to issue. The Corporation shall from time to time take such appropriate corporate action as may be necessary to reduce the authorized number of shares of the Series A Convertible Preferred Stock, subject to the requirements of Section 4(c).

6. **Registration of Transfer.** The Corporation will keep at its principal office a register for the registration of shares of Preferred Stock. Upon the surrender of any certificate representing shares of Preferred Stock at such place, the Corporation will, at the request of the record holders of such certificate, execute and deliver (at the Corporation's expense) a new certificate or certificates in exchange therefore representing the aggregate number of shares of Preferred Stock represented by the surrendered certificate. Each such new certificate will be registered in such name and will represent such number of shares of Preferred Stock as is required by the holder of the surrendered certificate and will be substantially identical in form to the surrendered certificate.

7. **Replacement.** Upon receipt of evidence reasonably satisfactory to the Corporation (an affidavit of the registered holder will be satisfactory) of the ownership and the loss, theft, destruction, or mutilation of any certificate evidencing shares of Preferred Stock, and in the case of any such loss, theft, or destruction, upon compliance with any requirements of the DGCL or, in the case of such mutilation upon surrender of such certificate, the Corporation will (at its expense) execute and deliver in lieu of such certificate a new certificate of like kind representing the number of shares of Preferred Stock represented by such lost, stolen, destroyed, or mutilated certificate and dated the date of such lost, stolen, destroyed or mutilated certificate.

8. **No Dilution or Impairment.** The Corporation will not, by amendment of its Certificate of Incorporation or through any reorganization, transfer of capital stock or assets, consolidation, merger, dissolution, issue or sale of securities, or any other voluntary action, avoid or seek to avoid the observance or performance of any of the terms of the Preferred Stock set forth herein, but will at all times in good faith assist in the carrying out of all such terms and in the taking of all such action as may be necessary or appropriate in order to protect the rights of the holders of the Preferred Stock against dilution or other impairment. Without limiting the generality of the foregoing, the Corporation (a) will not increase the par value of any shares of stock receivable on the conversion of the Preferred Stock above the amount payable therefor on such conversion, and (b) will take all such action as may be necessary or appropriate in order that the Corporation may validly and legally issue fully paid and nonassessable shares of stock on the conversion of all Preferred Stock from time to time outstanding.

9. **Notices of Record Date.** In the event of (a) any taking by the Corporation of a record of the holders of any class of securities for the purpose of determining the holders thereof who are entitled to receive any dividend or other distribution, or any right to subscribe for, purchase, or otherwise acquire any shares of capital stock of any class or any other securities or property, or to receive any other right, (b) any capital reorganization of the Corporation, any reclassification or recapitalization of the capital stock of the Corporation, any merger or consolidation of the Corporation, or any transfer of all or substantially all of the assets of the Corporation to any other corporation, or any other entity or person, or (c) any voluntary or involuntary dissolution, liquidation, or winding up of the Corporation, then and in each such event the Corporation shall mail or cause to be mailed to each holder of Preferred Stock a notice specifying (i) the date on which any such record is to be taken for the purpose of such dividend, distribution, or right and a description of such dividend, distribution, or right, (ii) the date on which any such reorganization, reclassification, recapitalization, transfer, consolidation, merger, dissolution, liquidation, or winding up is expected to become effective, and (iii) the time, if any, that is to be fixed, as to when the holders of record of Common Stock (or other securities) shall be entitled to exchange their shares of Common Stock (or other securities) for securities or other property deliverable upon such reorganization, reclassification, recapitalization, transfer, consolidation, merger, dissolution, liquidation, or winding up. Such notice shall be mailed by first class mail, postage prepaid, at least ten (10) days prior to the earlier of (1) the date specified in such notice on which such record is to be taken, and (2) the date on which such action is to be taken.

10. **Notices.** Except as otherwise expressly provided, all notices referred to herein will be in writing and will be delivered by registered or certified mail, return receipt requested, postage prepaid, and will be deemed to have been given when so mailed (a) to the Corporation, at its principal executive offices, and (b) to any stockholder, at such holder's address as it appears in the stock records of the Corporation (unless otherwise indicated in writing by any such holder).

ARTICLE V
Bylaw Amendment

In furtherance and not in limitation of the powers conferred by the DGCL, the Board of Directors is expressly authorized and empowered to make, alter, amend, and repeal the Bylaws of the Corporation in any respect not inconsistent with the DGCL or with this Certificate of Incorporation. The stockholders of the Corporation may amend or adopt a bylaw that fixes a greater quorum or voting requirement for stockholders (or voting groups of stockholders) than is required by law.

ARTICLE VI
Meetings; Election of Directors; Keeping of Books

Election of members to the Board of Directors need not be by written ballot unless the Bylaws of the Corporation shall so provide.

Meetings of stockholders may be held within or without the State of Delaware, as the Bylaws may provide. The books of this Corporation may be kept (subject to any provision contained in the statutes) outside the state of Delaware at such place or places as may be designated from time to time by the Board of Directors or in the Bylaws of this Corporation.

ARTICLE VII
Exculpation and Indemnification

1. Right to Indemnification of Directors and Officers. The Corporation shall indemnify and hold harmless, to the fullest extent permitted by applicable law as it presently exists or may hereafter be amended, any person (an "Indemnified Person") who was or is made or is threatened to be made a party or is otherwise involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative (a "Proceeding"), by reason of the fact that such person, or a person for whom such person is the legal representative, is or was a director or officer of the Corporation or, while a director or officer of the Corporation, is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation or of a partnership, joint venture, limited liability company, trust, enterprise or nonprofit entity, including service with respect to employee benefit plans, against all liability and loss suffered and expenses (including attorneys' fees) reasonably incurred by such Indemnified Person in such Proceeding, if the Indemnified Person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the Corporation and with respect to any criminal action or proceeding had no reasonable cause to believe the person's conduct was unlawful.

2. Prepayment of Expenses of Directors and Officers. The Corporation shall pay the expenses (including attorneys' fees) incurred by an Indemnified Person in defending any Proceeding in advance of its final disposition, provided, however, that, to the extent required by law, such payment of expenses in advance of the final disposition of the Proceeding shall be made only upon receipt of an undertaking by the Indemnified Person to repay all amounts advanced if it should be ultimately determined that the Indemnified Person is not entitled to be indemnified under this Article or otherwise.

3. Claims by Directors and Officers. If a claim for indemnification or advancement of expenses under this Article is not paid in full within 30 days after a written claim therefor by the Indemnified Person has been received by the Corporation, the Indemnified Person may file suit to recover the unpaid amount of such claim and, if successful in whole or in part, shall be entitled to be paid the expense of prosecuting such claim. In any such action the Corporation shall have the burden of proving

that the Indemnified Person is not entitled to the requested indemnification or advancement of expenses under applicable law.

4. Indemnification of Employees and Agents. The Corporation may indemnify and advance expenses to any person who was or is made or is threatened to be made or is otherwise involved in any Proceeding by reason of the fact that such person, or a person for whom such person is the legal representative, is or was an employee or agent of the Corporation or, while an employee or agent of the Corporation, is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation or of a partnership, joint venture, limited liability company, trust, enterprise or nonprofit entity, including service with respect to employee benefit plans, against all liability and loss suffered and expenses (including attorney's fees) reasonably incurred by such person in connection with such Proceeding, if such person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the Corporation and with respect to any criminal action or proceeding had no reasonable cause to believe the person's conduct was unlawful. The ultimate determination of entitlement to indemnification of persons who are non-director or non-officer employees or agents shall be made in such manner as is determined by the Board of Directors in its sole discretion. Notwithstanding the foregoing sentence, the Corporation shall not be required to indemnify a person in connection with a Proceeding initiated by such person if the Proceeding was not authorized in advance by the Board of Directors.

5. Advancement of Expenses of Employees and Agents. The Corporation may pay the expenses (including attorney's fees) incurred by an employee or agent in defending any Proceeding in advance of its final disposition on such terms and conditions as may be determined by the Board of Directors.

6. Non-Exclusivity of Rights. The rights conferred on any person by this Article shall not be exclusive of any other rights which such person may have or hereafter acquire under any statute, provision of the certificate of incorporation, the by-laws, agreement, vote of stockholders or disinterested directors or otherwise.

7. Other Indemnification. The Corporation's obligation, if any, to indemnify any person who was or is serving at its request as a director, officer or employee of another Corporation, partnership, limited liability company, joint venture, trust, organization, or other enterprise shall be reduced by any amount such person may collect as indemnification from such other Corporation, partnership, limited liability company, joint venture, trust, organization, or other enterprise.

8. Insurance. The Board of Directors may, to the full extent permitted by applicable law as it presently exists, or may hereafter be amended from time to time, authorize an appropriate officer or officers to purchase and maintain at the Corporation's expense insurance: (a) to indemnify the Corporation for any obligation which it incurs as a result of the indemnification of directors, officers, and employees under the provisions of this Article; and (b) to indemnify or insure directors, officers and employees against liability in instances in which they may not otherwise be indemnified by the Corporation under the provisions of this Article.

9. Amendment or Repeal. Any repeal or modification of the foregoing provisions of this Article shall not adversely affect any right or protection hereunder of any person in respect of any act or omission occurring prior to the time of such repeal or modification. The rights provided hereunder shall inure to the benefit of any Indemnified Person and such person's heirs, executors, and administrators.

ARTICLE VIII
Inapplicability of Corporate Takeover Laws

Subject to any conditions imposed by law, the corporation expressly denies the application of the Arizona Corporate Takeover Laws, Arizona Revised Statutes §§ 10-2701 et seq., or any successor thereto.

ARTICLE IX
Amendment

Subject to any additional vote required by this Certificate of Incorporation, the Corporation reserves the right to amend or repeal any provision contained in this Certificate of Incorporation, or any amendment thereto, and any right conferred upon the stockholders is subject to this reservation.

That the foregoing amendment and restatement was approved by the holders of the requisite number of shares of this corporation in accordance with Section 228 of the General Corporation Law.

4. That this First Amended and Restated Certificate of Incorporation, which restates and integrates and further amends the provisions of the Corporation's Certificate of Incorporation, has been duly adopted in accordance with Sections 242 and 245 of the General Corporation Law.

IN WITNESS WHEREOF, this First Amended and Restated Certificate of Incorporation has been signed by the President of the Corporation this 13th day of January 2014, and affirm that the statements made herein are true under the penalties of perjury.

DeWayne Adamson, President